SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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GRG/GRGS Av. Graça Aranha, nº 26, 20º andar. 20030-000 Rio de Janeiro - RJ RCA 1042, of 12.12.2024 DELs-206,207,209 e 217 fr 12.12.2024

CERTIFICATE

MINUTES OF THE ONE THOUSAND FORTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ No.00001180/0001-26

On 11.12.2024, at 09:00 a.m., the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS ("Company") met at the company's headquarters, located at Av. Graça Aranha, 26 – 20º andar – Rio de Janeiro - RJ, as called by the Chairman of the Board of Directors, by electronic mail, pursuant to article 25, §4, of the Company's Articles of Incorporation. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC), presided over the proceedings. Board Members ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) were present. There was no record of absence.

Resolutions: DEL-206/2024. Approval of the General Conditions for the 5th issue of debentures of SPE Transnorte Energia S.A. (TNE), with the provision of corporate guarantee by Eletrobras. Transaction with Related Party – TPR. RES 589, of 12.03.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a deliberative proposal and decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Strategy Committee at its 89th meeting held on 12.11.2024 and the Audit and Risk Committee at its 345th meeting held on 12.11.2024, RESOLVED:

(i) approval of the realization by Transnorte Energia S.A. ("TNE"), of its 5th (fifth) issue of simple debentures, not convertible into shares, of the unsecured type, with additional fiduciary guarantee, in a single series, in the total amount of BRL 700,000,000.00 (seven hundred million reais), to be formalized through the "Private Instrument of Issue deed of the 5th (Fifth) Issue of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, with Additional Fiduciary Guarantee, in a Single Series, for Public Distribution, Under the Automatic Registration Rite, of Transnorte Energia S.A." ("Issue deed") and "Debentures", respectively), pursuant to Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporate Law") and CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160" and "Issuance", respectively), which will be subject to public distribution, under automatic registration procedure, intended exclusively for professional investors ("Offer"); (ii) approval of the granting of a personal guarantee ("Surety"), by the Company, on an irrevocable and irreversible basis, as guarantor and principal payer, exclusively for the percentage of the main and ancillary obligations assumed by TNE, within the scope of the Issue and the Offer, equivalent to the percentage of the capital stock of TNE held, directly and/or indirectly, by the Company, with the express waiver of the benefits of order, rights and faculties of exoneration provided for in articles 333, sole paragraph, 366, 821, 834, 837, 838, items I and II, and 839, of Law No. 10.406, of January 10, 2002, as amended (“Civil Code”); (iii) approval of the execution of the instruments necessary for the granting of the Surety, including, but not limited to: (a) the Issue deed and any amendments that may be necessary, subject to the limits set forth herein; and (b) the “Private Instrument of Coordination, Placement and Public Distribution Agreement, of the 5th (Fifth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Fiduciary Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Transnorte Energia S.A.” (“Distribution Agreement”), and any amendments that may be necessary; (iv) delegation of powers to the Company's Financial and Investor Relations Executive Vice Presidency to

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GRG/GRGS Av. Graça Aranha, nº 26, 20º andar. 20030-000 Rio de Janeiro - RJ RCA 1042, of 12.12.2024 DELs-206,207,209 e 217 fr 12.12.2024

approve the definitive contractual instruments and any ancillary instruments linked to the fundraising described in item (i) above, provided that it does not result, after evaluation of the Company's financial area, in changes in view of the general conditions described herein; (v) delegation of powers to the Company's Financial and Investor Relations Vice Presidency to approve any amendments to the definitive contractual instruments and/or other instruments accessories that will formalize the operations described in item (i) above, provided that such amendments do not result, after evaluation of the Company's financial area, in changes in view of the main general conditions described herein; and (vi) determine that the Executive Vice Presidency of Finance and Investor Relations – VFR, through the Corporate Finance Board – FRF, the Executive Management of Debt and Funding Management – FRFC and the Executive Management of Financial and Credit Operations - FRFO, the Vice Presidency of Strategy and Business Development - VED, through the Executive Board of Participation Management - EDP, and the Vice Presidency of Governance, Risks and Compliance – VGR, through Corporate Governance – GRG, Governance Secretariat – GRGCS and Strategic Governance – GRGCE, adopt, each in their respective area of operation, the necessary measures to comply with the resolutions provided for herein.

Decision: Items (i), (ii), (iii), (iv), (v) and (vi) of the Resolutions were unanimously approved, and (1) the Issuance was approved by TNE, which will be subject to public distribution, under automatic registration procedure, intended exclusively for professional investors, according to the general conditions described below:

Issuer	Transnorte Energia S.A. (TNE)
Modality	Simple / Unsecured Debentures
Rite of Registration	Automatic Rite (via CVM Resolution 160)
Target Audience	Professional Investor
Volume	BRL 700,000,000.00 (seven hundred million reais) (“Total Issue Amount”).
Number of Debentures	700,000 (seven hundred thousand) Debentures will be issued.
Placement Regime	Firm guarantee of distribution for the Total Issue Amount.
Allocation of Funds	The funds raised by TNE through the payment of the Debentures, excluding the costs incurred to pay expenses arising from the Issue, will be used in full to replenish TNE's cash position.
Series	The Issuance will be carried out in a single series.
Term	Sixteen (16) months from the date of issue.
Amortization	Bullet.
Payment of interest	Semiannual, no grace period.
Interest Rate	CDI + 0.49% p.a.*
All-in cost *	CDI + 0.49%p.a.

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GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1036, of 10.24.2024 DEL-184 of 10.15.2024

Guarantees	Fiduciary guarantee provided by Alupar Investimento S.A. and the Company, proportional to the direct and/or indirect shareholding of each shareholder.

* Interest rate and all-in cost based on indicative market readings. The conditions may vary (up or down) subject to market conditions and confirmation of the final terms with the structuring institutions of the transaction.

(2)	the granting of the Guarantee, by the Company, on an irrevocable and irretractable basis, as guarantor and principal payer, exclusively for the percentage of the principal and accessory obligations assumed by TNE, within the scope of the Issue and the Offer, equivalent to the percentage of TNE's share capital held, directly and/or indirectly, by the Company, with the express waiver of the benefits of order, rights and faculties of exoneration provided for in articles 333, sole paragraph, 366, 821, 834, 837, 838, items I and II, and 839 of the Civil Code;
(3)	approval of the execution of the instruments necessary for the granting of the Guarantee, including, but not limited to: (a) the Issue deed and any amendments that may be necessary, subject to the limits set forth herein; and (b) the Distribution Agreement, and any amendments that may be necessary; (4) delegate powers to the Company's Executive Vice-President of Finance and Investor Relations to approve the definitive contractual instruments and any ancillary instruments linked to the fundraising described in item (1) above, provided that it does not result, after evaluation of the Company's financial area, in changes to the general conditions described herein;
(5)	delegate powers to the Company's Financial and Investor Relations Vice-Presidency to approve any amendments to the definitive contractual instruments and/or other ancillary instruments that will formalize the operations described in item (1) above, provided that such amendments do not result, after evaluation of the Company's financial area, in changes to the main general conditions described herein; and (6) the determination that the Financial and Investor Relations Executive Vice-Presidency – VFR, through the Corporate Finance Board – FRF, the Debt and Funding Management Executive Management – FRFC and the Financial and Credit Operations Executive Management - FRFO, the Strategy and Business Development Vice-Presidency - VED, through the Participation Management Board - EDP, and the Governance, Risks and Compliance Vice-Presidency – VGR, through Corporate Governance – GRG, Governance Secretariat – GRGS and Strategic Governance – GRGCE, adopt, each in its respective area of operation, the necessary measures to comply with the resolutions provided for herein.

DEL-207/2024. Latibex delisting process. RES 585, of 12.03.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a deliberative proposal and decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Strategy Committee at its 89th meeting held on 12.11.2024, RESOLVED:

»

1.	To approve the delisting of Eletrobras shares from the Latin American Stock Market (“Latibex”), a segment of the Madrid Stock Exchange in which shares issued by Latin American companies are traded in euros.
2.	To approve the delegation of powers to the Vice President of Finance and Investor Relations - VFR, to perform all acts necessary for the Latibex delisting process, including the preparation of the Delisting Plan.

✔	Quorum to pass resolutions: Quorum to pass resolutions: Unanimity, pursuant to the proposal of the Executive Board (RES 585, of 12.03.2024), registered the favorable manifestation of CEST.

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GRG/GRGS Av. Graça Aranha, nº 26, 20º andar. 20030-000 Rio de Janeiro - RJ RCA 1042, of 12.12.2024 DELs-206,207,209 e 217 fr 12.12.2024

DEL-209/2024. Update of the Policy for Disclosure of Material Information and Trading of Securities of Eletrobras. RES 604, of 12.09.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a deliberative proposal and decision of the Executive Board, and based on the favorable opinion issued by the Strategy Committee at its 89th meeting held on 12.11.2024, in the support material and in the documents below, RESOLVED:

1.	To approve the update of the Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies, pursuant to Annex 1 - an integral part of this Resolution.
2.	To repeal the Policy on Disclosure of Material Information and Trading of Securities of Eletrobras Companies - RELEVANT POL-INF AND VAL MOB, 3rd edition.

✔	Quorum to pass resolutions: Unanimity, pursuant to the proposal of the Executive Board (RES 604, 12.09.2024), registered the favorable manifestation of CEST.

DEL-217/2024. Copel Agreement - Approval for signing a contract for asset/equity swap. RES 591, of 12.03.2024. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a deliberative proposal and decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the Strategy Committee at its 89th meeting held on 12.11.2024, RESOLVED:

1.        To approve the signing of the instruments for transaction with COPEL, including:

a.	Sale by Eletrobras of its entire interest in Mata de Santa Geneva S.A. (“MSG”);
b.	Sale by CGT Eletrosul of its entire interest in Consórcio Energético Cruzeiro do Sul (“Consortium”), holder of the Mauá HPP concession;
c.	Acquisition by Eletrobras of the assets that make up the entire concession of the Colíder HPP (including its debt);

d.	Receipt of turns by Eletrobras of an amount between BRL 365 MM and BRL 380 MM;

e.	Debt settlement agreement between Eletrobras and CGT Eletrosul, to settle payments to be received by Eletrobras on behalf of CGT Eletrosul.

✔	Quorum to pass resolutions: Unanimity, pursuant to the proposal of the Executive Board (217, of 12.03.2024), registered the favorable manifestation of CEST.

Board member PBL was absent during the entire period of discussion and deliberation on the matter, having previously raised a potential conflict of interest.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items resolved at this meeting is filed at the Company's headquarters. There being no further business to discuss on DELs-206, 207, 209 and 217/2024, Chairman VFC closed the meeting and ordered the Secretary of Governance to draw up and sign this Certificate. The other resolutions passed at this meeting have been omitted from this certificate, as they relate to purely internal company interests, a legitimate precaution, supported by the Board of Directors' duty of secrecy, in accordance

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GRG/GRGS Av. Graça Aranha, nº 26, 20º andar. 20030-000 Rio de Janeiro - RJ RCA 1042, of 12.12.2024 DELs-206,207,209 e 217 fr 12.12.2024

with the “caput” of article 155 of the Corporations Law, and therefore fall outside the scope of the rule contained in §1 of article 142 of the aforementioned Law. Mr. VICENTE FALCONI CAMPOS (VFC) was present, as were board members ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL).

Rio de Janeiro, December 16, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.